                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                   FORM 10-SB
                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              ---------------------


                                INETEVENTS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


              Delaware                                           95-4581903
   -------------------------------                            ----------------
   (State or other jurisdiction of                            (I.R.S. Employer
    incorporation or organization)                           Identification No.)


 500 South Sepulveda Blvd., Suite 311
       Los Angeles, California                                       90049
----------------------------------------                           ----------
(Address of principal executive offices)                           (Zip code)

Issuer's telephone number: (310) 889-9064


Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

Securities to be registered pursuant to Section 12(g) of the Act:


                               $.0005 Common Stock
                                (Title of Class)


                              Page One of 47 Pages
                      Exhibit Index is Located at Page 47.



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                                TABLE OF CONTENTS


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                                                                 Page
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
PART I

Item 1.   Description of Business ............................     3

Item 2.   Plan of Operation ..................................     4

Item 3.   Description of Property ............................    18

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management .................    19

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons ..............................    21

Item 6.   Executive Compensation .............................    24

Item 7.   Certain Relationships and
            Related Transactions .............................    25

Item 8.   Description of Securities ..........................    25


PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters ..........................................    27

Item 2.   Legal Proceedings ..................................    29

Item 3.   Changes in and Disagreements with Accountants ......    29

Item 4.   Recent Sales of Unregistered Securities ............    29

Item 5.   Indemnification of Directors and Officers ..........    32

PART F/S

          Financial Statements ...............................


PART III

Item 1.   Index to Exhibits ..................................

          Signatures .........................................



                                       2.
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                                     PART I

Item 1. Description of Business

                The following discussion contains "forward-looking statements" that involve risk and uncertainties. These statements may be identified by the use of terminology such as "beliefs," "experts," "may," "will," "should" or "anticipates" or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made should be read as being applicable to all related forward-looking statements wherever they appear in this Form 10-SB. The actual results could differ materially from those contained in this Form 10-SB.

                Important factors that could cause or contribute to such differences include those discussed under the caption entitled "Risk Factors," as well as those discussed elsewhere in this Form 10-SB.

Business Development

                iNetEvents, Inc. (the "Company") (formerly Summit World Ventures, Inc.) was incorporated on December 18, 1986 under the laws of the State of Delaware to engage in any lawful corporate activity, including, but not limited to, selected mergers and acquisitions. Prior to July 28, 2000, we were in the developmental stage and could be defined as a "shell" company, whose sole purpose was to locate and consummate a merger or acquisition with a private entity, and we did not have any operations. On July 28, 2000, we acquired iNetEvents, Inc., a Nevada corporation and commenced operations. iNetEvents, Inc., a Nevada corporation, was incorporated on February 3, 1999. Our principal offices were relocated to 500 South Sepulveda Boulevard, Suite 311, Los Angeles, California 90049, (310) 889-9064. As part of the reorganization in the form of a reverse merger wherein iNetEvents, Inc., a Nevada corporation, became our wholly-owned subsidiary, there was a change of our control.

Principal Services

                We provide Internet support and supplies software for real time event/convention information management. We develop, market and distribute our computer software that helps hosts of events such as conventions, trade shows and seminars manage and grow their event business. Our software products can be categorized into two broad areas: systems software and application service provider software. Systems software is a complete platform to develop and deploy applications on the Internet and corporate intranets, and includes database management software and development tools that allow users to



                                       3.
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create, retrieve and modify various types of data located on our servers. The application service provider software allows users to access information or use the applications through a simple Internet browser on any client computer, and automates the performance of specific business data processing functions for the event producer who proposes to host an event. In addition to computer software products, we offer a limited range of consulting, education and supporting service for the event producer, provided that said event producer is our customer or client.


Item 2. Plan of Operation

Generally

                We believe that electronic commerce (the exchange of goods and/or services electronically over the Internet) is revolutionizing businesses by providing a relatively low-cost means of distributing goods and services and expanding markets globally, increasing efficiencies, and providing better, more personalized customer services. As organizations are changing the way they interact with their customers, communicate, share knowledge and share value, we believe that to remain competitive, the development and deployment of a web-based hosting application for conventions, trade shows, sales meetings and seminars on the Internet is compatible with the concept of electronic commerce.

                We intend to continually enhance our existing products and intends to develop new products to meet our customers changing requirements as well as to expand our product base.

                We also intend to seek out business opportunities in the event management market and on July 30, 2001, we retained Convergent Technologies Group, Inc., Seattle, Washington to assist us in identifying and acquiring these business opportunities. As of now, we have entered into no agreements to acquire any business opportunity or to establish any strategic alliances.

iNetEvents Enterprise Edition

                iNetEvents develops and markets its software product for event producers, organizations, and companies that host ten or more events per year. In this case, the customer installs our software on their own servers. The event producer has the flexibility to integrate our package with any other enterprise application used by the event producer as well as add or modify our own events. The software provides for advance registration, scheduling, previewing of exhibits and speakers, product sales, and Internet email communications. The system provides for computerized accounting and billing functions, credit card processing, and accounting management information for the event producer.

iNetEvents Online Services

                The primary service that we offer is a version of the Enterprise Edition (described above) delivered electronically via



                                       4.
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the Internet. With a simple browser and network connection, the event producer can access our Internet business applications at costs significantly lower than a traditional deployment. While the event producer-customer owns the content which is created on our server, we own the hardware, manage the application and server architecture, maintain and upgrade the software and provide technical support for the customer's operations. The hardware and software are managed at our leased facilities in Los Angeles and at Digital Island's San Jose facility. We currently offer this service as iNetEvents Premier, however we anticipate that we will offer additional online services (iNetEvents Presto) in the future.

        iNetEvents Premier

                The primary online service that we offer is a version of our Enterprise Edition (described above) via the Internet. This full-featured online service allows event producers to market their events electronically, offer event registration via our e-commerce service as well as provide a range of event oriented content. We provide in house hosting of singular or multiple events that have potential participants of from 100 to 3,000 attendees.

        iNetEvents Presto

                We have developed and will commence marketing, on our server, iNetEvents Presto, a software product which will permit event producers who have potential participants from two (2) to 100 attendees to host an event on our server. We will provide minimal consulting services in connection with creating the content but the iNetEvents Presto software will be designed so that the event producer will be able to manage and make changes, by accessing our secured website through our Internet browser.


iNetEvents Professional Services

                We implements the event producer's specific needs by offering a range of professional services that allow our customers to take full advantage of the Web-based products we offer. These professional services fall into four primary categories including customization, consulting, training and support services.

        Consulting Services

                We will help an event producer articulate their event needs, define event goals and objectives, reach achievable benchmarks, develop and evaluate mechanisms to measure success, specify engineering and design requirements, and provide the



                                       5.
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necessary data to approach the Internet with a solid, well-grounded plan.

        Customization Services

                We provide a range of design and development services that are utilized to make our customers's use of our software more effective. We believe that building a successful event website and related intranet and extranet programing is much more complicated that utilization of the hypertext markup language (HTML) coding. Our technical department uses both fundamental, advanced and specialized technologies in web design and development and we will expertly assist the event producer in managing our Internet event project from the planning stage to the post event stage.

        Training

                We offer a range on in house and Web-based training services to our customers.

        Support

                We offer a range of in-house and Web-based support services to our customers.

General Software Features

                The creation of a fully customized, self branded web-based "wrapper" for the event producer extends the web producer's marketing and promotional efforts to an audience and the duration of the physical event. We believe that the web-based exhibitor and attendee registration will reduce the event producer's administrative costs and will enhance the ability to reach event attendees and exhibitors readily available to the event producer. The ability to register, manage and communicate with event exhibitors, attendees, and the press via the Internet and the capability to access a central database reduce both management time and overhead costs. Real time event management provides the event producer with up-to-date information and allows the event producer, with limited Internet and Internet authoring, a more satisfying experience for the exhibitors and attendees. The attendees have the ability to participate in the event producer's event prior, during and after the physical event. Further, we provide the attendees with the option to schedule activities, sessions, seminars and meetings with exhibitors at the physical event which we believe will save the attendees time in planning their participation and event experience. The event attendee can gather information about event seminars, sessions, key notes and other activities via the Internet and the participants can conduct e-commerce in a way that is easy, secure and convenient.



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Factors That May Affect Future Results and Market Price of Stock

                We operate in a rapidly changing environment that involves numerous risks, some of which are beyond our control. The following discussion highlights some of these risks.

        1. Unless we obtain loans or additional funding, we may not be able to continue as a going concern.

                Our auditor's going concern opinion and the notation in the financial statements indicate that we have significant operating losses, working capital deficiency and significant capital requirements which raise substantial doubt about our ability to continue as a going concern. We have had a net loss of $190,530 from our inception to December 31, 1999, we have had a net loss of $366,706 for the year ended December 31, 2000 and we have had a net loss of $94,788 for the six months ended June 30, 2001. We anticipate that we will continue to experience losses as we continue implementing our expansion program. Until such time as we have revenues in excess of expenditures, we will be required to secure loans and if we do not secure the loans (or raise additional capital if loans or funding are not forthcoming), we may not be successful in continuing to operate our business.

        2. We have minimal operating history and revenue and we have minimal assets.

                We commenced operations in February of 1999. Subsequently, we leased office facilities in April of 1999 and began the development of our product. In August of 1999 we released the first "beta" version of our Enterprise Edition. From August 1999 through February of 2000 we further refined our software applications and officially offered our services and products in February, 2000. Accordingly, we have an extremely limited operating history upon which an evaluation and our business can be based. Our business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. Specifically, such risks include our failure to anticipate and adopt to a developing market, the rejection of our services by event producers, organizations and companies that host events, development of equal or superior services or products by competitors, and the inability to identify, attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks.



                                       7.
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        3.      There can be no assurance that we can generate revenue growth, or that any revenue growth that is achieved can be sustained.

                Revenue growth that we may achieve may not be indicative of future operating results. In addition, we have increased, and plan to significantly increase further, our operating expenses in order to increase our sales and marketing efforts, fund greater levels of product development, increase our marketing staff, and increase our general and administrative costs to support the enlarged organization. If there is no increased revenues, our business, results of operations and financial condition will be materially adversely affected. Given the initial level of planned expenditures, we anticipates that we may continue to incur losses for the foreseeable future and there can be no assurance that we will ever achieve or sustain profitability.

        4. Our success is dependent on event producers utilizing the Internet.

                The market for our services and products has recently begun to develop, is rapidly evolving and will be characterized by an increasing number of market entrants. As a result, our mix of services and products may undergo substantial changes as we react to competitive and other developments in the overall Internet market. Our market is highly dependent upon the increased use of the Internet for information, publication, distribution and commerce. In particular, the Internet and businesses using the Internet is an unproven medium for our products and services. Accordingly, our future operating results will depend substantially upon the increased use of the Internet by individuals and companies for event producers, organizations and companies that host events, the emergence of the Internet as an effective business use medium and the successful implementation of our services and products program. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, east of use, access, quality of service and acceptance of advertising) remain unresolved and may impact our growth. If the Internet does not develop as an effective business medium for hosting events, our business, results of operations and financial condition will be materially adversely affected.

        5. We face competition from other entities providing services similar to ours.

                The market for all Internet services and products is intensely competitive. Since there are no substantial barriers to entry, we expect competition in these markets to intensify. We believe that the principal competitive factors in these



                                       8.
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markets are name recognition, performance, ease of use and functionality. Our existing competitors, as well as a number of potential new competitors, may have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources. Such competitors may be able to undertake more extensive marketing campaigns and make more attractive offers to potential employees. Further, there can be no assurance that our competitors will not develop services and products that are equal or superior to ours or that achieve greater market acceptance than our offerings in the area of name recognition, performance, ease of use and functionality. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

        6. Our success is dependent on keeping up with technological changes and is dependent upon the acceptance of our recently introduced products as well as developing new products.

                The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Market characteristics are exacerbated by the emerging nature of the Internet. Accordingly, our future success will depend in significant part on our ability to adapt to rapidly changing technologies, the ability to adapt our services and products to evolving industry standards, and to continually improve the performance, features and reliability of our services and products in response to both evolving demands of the marketplace and competitive service and product offerings. Our failure to adapt to such changes and evolution would have a materially adverse effect on our business, results of operations and financial condition.

        7. If we have software defects, we may lose customers to other companies with similar products.

                Our existing services or products or new releases, whether improved versions or existing services or products or introductions of new services or products, may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and user support and potentially having a material adverse effect on our services and products and, consequently, our business, results of operations and financial condition.



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        8.      We are dependent on the Internet.

                The success of our services and products will depend in large part upon the development of an infrastructure for providing Internet access and services. Because online exchange of information of the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will provide to be a viable commercial marketplace. The Internet has experienced, and is expected to continue to experience, significant, geometric growth in the number of users and amount of traffic. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for services and products such as those offered. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, our business, results of operations and financial condition will be materially adversely affected.

        9.      We have a dependency on our computer infrastructure.

                Substantially all of our development hardware and software and certain of our computer hardware operations are located at our leased facility in Los Angeles, California. Additionally, we have entered into an agreement with Digital Island, Inc., a company which integrates content delivery, hosting, intelligent networking and application services. Digital Island's facilities are located in San Jose, California. There can be no assurance that in the event we suffer any system failure at either our leased facility in Los Angeles, California or Digital Island's San Jose, California facility we would not be adversely affected. There can be no assurance that other Internet related system failures at any location would not adversely affect the performance of our services. While we have taken steps to minimize the risks associated with power failures, fire, physical and electronic security, telecommunications failures, any computer system is vulnerable to damage from fire, floods, power loss, telecommunications failures, break-ins and similar events. The occurrence of any of these risks could have a material adverse effect on our business, results of operations and financial condition.

        10. We are highly dependent upon Brandon Stauber and if we lose Mr. Stauber or any of our key personnel, our business would be impaired.

                Our success is highly dependent upon the management talent and experience of our Chief Executive Officer and President, Brandon Stauber. Our loss of Mr. Stauber could have a



                                      10.
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material adverse impact on our business. We presently have a $1,000,000 life insurance policy on the life of Mr. Stauber. We do not have a written employment agreement with Mr. Stauber and there can be no assurance that we will be able to recruit or retain other qualified personnel, should it be necessary to do so.

        11. The possible Rule 144 sales by existing shareholders may have an adverse effect on the market value of the Company and the price of the stock.

                3,500,000 of the our 6,886,500 shares presently outstanding common stock, including the 1,930,000 shares owned by Mr. Stauber, is "restricted securities" for purposes of Federal securities laws, and in the future they may be sold in compliance with Rule 144 adopted under the Act. Rule 144 provides in part that a person who is not an affiliate and who holds restricted securities for a period of two years may sell all or part of such securities. In addition, since we will be filing certain informational reports with the Securities and Exchange Commission, and if certain other conditions are satisfied, Rule 144 will allow a person (including an affiliate) holding restricted securities for a period of one year to sell each three months, provided he or she is not part of a control group acting in concert to sell, an amount equal to the greater of the average weekly reported trading volume of the stock during the four calendar weeks preceding the sale, or one percent of the our outstanding common stock. We cannot predict the effect, if any, that any such sales of common stock, or the availability of such common stock for sale, may have on the market value of the common stock prevailing from time to time. Sales of substantial amounts of common stock by shareholders, particularly if they are affiliates, could have a material adverse effect upon the market value of the common stock. (See "Description of Capital Stock - Shares Eligible for Future Sale").

        12.     We are reliant upon our management to be successful.


                The rapid execution necessary for us to fully exploit the market for our products and services requires an effective planning and management process. Our growth is expected to continue to place, a significant strain on our managerial, operational and financial resources. Our ability to manage effectively will require it to continue to implement and improve our operational, financial and management information systems and to attract, identify, train, integrate and retain qualified personnel. These demands will require the addition of new management personnel and the development of additional expertise by existing management. Our success depends to a significant extent on the ability of our officers to operate effectively, both independently and as a group.



                                      11.
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        13.     We have a strong dependence on network infrastructure and there is a risk of system failure and loss of capacity.

                The future success of our business will depend on the capacity, reliability and security of our network infrastructure. We will have to expand and adapt our network infrastructure as the number of customers and the amount and type of information they wish to utilize in event production increase. Such expansion and adaptation of our network infrastructure will require substantial financial, operational and management resources. There can be no assurance that we will be able to expand or adapt our network infrastructure to meet additional demand or changing subscriber requirements on a timely basis and at a commercially reasonable cost, or at all. While our objective is to maintain substantial excess capacity, any failure to expand or enhance our network infrastructure on a timely basis and at a commercially reasonable cost, or at all. While our objective is to maintain substantial excess capacity, any failure to expand or enhance our network infrastructure on a timely basis or to adapt it to an expanding subscriber base, changing subscriber requirements or evolving industry standards could materially adversely affect our business, financial condition and results of operations.

                Our operations and services provided are dependent on the extent to which our computer equipment is protected against damage from fire, earthquakes, power loss, telecommunications failures and similar events. A significant portion of our computer equipment, including critical equipment dedicated to our Internet access services, is located at a single facility in San Jose, California (Digital Island, Inc.). Despite precautions taken, the occurrence of a natural disaster or other unanticipated problems at our headquarters, the network hub could cause interruptions in the services provided. In addition, failure of our telecommunications providers to provide the date communications capacity required as a result of a natural disaster, operational disruption or for any other reason could cause interruptions in the services provided. We do maintain fully redundant or backup Internet services or backbone facilities at other fully redundant computing and telecommunication facilities. (See Risk Factors 9 above.) In spite of the backup, any accident, incident or system failure that causes interruptions in our operations could have a material adverse effect on our ability to provide Internet services to our even producers, and, in turn, on our business, financial condition and results of operations.



                                      12.
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        14.     Although we have implemented safeguards to prevent unauthorized access to our application software, there always exists certain security risk which may cause interruption, delays or cessation in service.


                Despite the implementation of security measures, our network infrastructure are vulnerable to computer viruses or problems caused by third parties could lead to interruptions, delays or cessation in service to our event producers. Inappropriate use of the Internet by third parties could also potentially jeopardize the security or deter certain persons from using our services. Such inappropriate use of the Internet would include attempting to gain unauthorized access to information or systems - commonly known as "cracking" or "hacking." Although we intend to continue to implement security measures, such measures have been circumvented in the past, and there can be no assurance that measures implemented will not be circumvented in the future. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may require interruptions, delays or cessation in service to our operations. There can be no assurance that customers or others will not assert claims of liability against us as a result of failures. Further, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and our customer base and revenues in particular.

        15. We are dependent, in part, upon the copyright and trade secret laws to protect our proprietary technology; however, there is a risk that our competitors will be able to develop technologies that are equivalent or superior to ours.

                Our success depends in part upon our software and related documentation. We principally rely upon copyright, trade secret and contract law to protect our proprietary technology. There can be no assurance that the steps taken will be adequate to prevent misappropriation of our technology or that the our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

        16. The unsettled law as it relates to online service companies creates a possibility that liability may result for information supplied by our customers that are disseminated through our software.

                The law relating to the liability of Internet on-line services companies for information carried on or disseminated through their networks is unsettled. Several private lawsuits seeking to impose such liability upon Internet on-line services



                                      13.
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companies are currently pending. Although no such claims have ever been asserted against us, there can be no assurance that such claims will not be asserted in the future, or if asserted, will not be successful. Furthermore, although we have attempted to limit our liability by the terms of our standard service agreement, there can be no assurance that our liability would be so limited in the event of any litigation or other claim against us.

                As the law in this area develops, the potential imposition of liability upon us for information carried on and disseminated through our network could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain products or service offerings. Any costs that are incurred as a result of contesting any such assert claims or the consequent imposition of liability could materially adversely affect our business, financial condition and results of operation.

        17.     There may be a volatility of our stock price.

                Since the common stock is publicly traded, the market price of the common stock may fluctuate over a wide range and may continue to do so in the future. The market price of the common stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market of the common stock, quarterly variations in actual or anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry (including demand for Internet access), announcements by competitors, regulatory actions and general economic conditions. In addition, the stock market from time to time experienced significant price and volume fluctuations, which have particularly affected the market prices of the stocks of high technology companies, and which may be unrelated to the operating performance of particular companies. As a result of the foregoing, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event would likely result in a material adverse effect on the price of the common stock.

        18.     You will receive no dividends on your investment.

                We have never paid dividends. We do not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business and the payment of dividends will be at our board of directors discretion and contingent upon our financial condition, earnings, capital requirements, and other factors. Future dividends may also be affected by covenants



                                      14.
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contained in loan or other financing documents we may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

        19. If we issue future shares, present investors per share value will be diluted.

                We are authorized to issue a maximum of 100,000,000 shares of common stock at $.001 par value and 10,000,000 shares of serial preferred stock at $.01 par value. The board of directors authority to issue common stock and preferred stock, or either, without shareholder consent under Delaware law, may dilute the value of the outstanding common stock.

        20. There is currently a softening of demand for both computer hardware and software and if economic and business conditions deteriorate, said deterioration may have material affect on our business.

                Our revenue growth and profitability depend on the overall demand for computer, software and services. Because our sales are primarily to business customers, our business also depends on general economic and business conditions. A softening of demand for computer software caused by weakening of the economy will result in decreased revenues or lower growth rates.

        21. Although we believe that we have complied will all accounting guidances in connection with the preparation of our financial statements, any changes may require us to restate or recast our financial statements which may have an adverse affect upon our business, results of operations or financial position.

                In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition" which superseded SOP No. 91-1. SOP No. 97-2 was effective for our fiscal year beginning June 1, 1998, as amended by SOP No. 98-4 and SOP No. 98-9, and provides guidance on applying generally, accepted accounting principles for software revenue recognition transactions. Based on our interpretation of the requirements of SOP No. 97-2, as amended, application of this statement did not and is not expected to have a material impact on our revenue. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial, Statements" which provides further revenue recognition guidance, the accounting profession continues to review certain provisions of SOP No. 97-2 and SAB 101 with the objective of providing additional guidance on implementing its provisions. Depending upon the outcome of these reviews and the issuance of implementation guideline and interpretations, we may be required



                                      15.
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to change our revenue recognition policies and business practices, and such changes could have a material adverse effect on our business, results of operations or financial position.

                We have capitalize internal use software and website development costs and we have estimated the useful life of the capitalized cost as two years. As of December 31, 2000 and December 31, 1999, the balance of capitalized software development costs were approximately $58,277 and $52,763, respectively.

        22. There can be no assurance that our new products will achieve significant market acceptance or will generate significant revenue. Additional products that we plan to directly or indirectly market in the future are in various stages of development.

                The market for our services are characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology and frequent new product introductions and enhancements. Product introductions, such as iNetEvents Lite, and possible short product life cycles may necessitate high levels of expenditures for, research and development. To obtain a competitive position, we must enhance and improve existing products and continue to introduce new software and new versions of existing software that will satisfy increasingly sophisticated customer requirements and achieve market acceptance. Our inability or failure to successfully enhance and improve our products in a timely manner, and position and/or price our products, could have a material adverse effect on our business, results of operations or financial position.

                If we were to experience delays in the commercialization and introduction of new or enhanced software, if customers were to experience significant problems with the implementation and installation of software, or if customers were dissatisfied with software functionality or performance, this could have a material adverse effect on our business, results of operations or financial position.

                We are dependent upon the development of new business products. Our success is dependent, in part, upon the ability of our management group to execute our business plan.

        23. Our pricing of the products may be not to conducive to continued use.

                Intense competition in the various markets in which we compete may put pressure on us to reduce prices on our products. Changes in the customer's use of our products could also result



                                      16.

in lower license revenues if our pricing model is not adapted to such usage. Any such price reductions and resulting lower license revenues could have a material adverse effect on our business, results of operations or financial position if we cannot offset these price reductions with a corresponding increase in sales volumes or lower spending.

        24. Our growth is dependent upon the hiring and retention of employees.

                Our continued growth and success depend to a significant extent on the continued service of our senior management and other key employees and the hiring of new qualified employees. Competition for highly-skilled business, product development, technical and other personnel is becoming more intense due to lower overall unemployment rates, the boom in information technology spending and private companies that can offer greater equity incentives that provide the potential of greater compensation in connection with an initial public offering. Accordingly, we expect to experience increased compensation costs that may not be offset through either improved productivity or higher prices. There can be no assurances that we will be successful in continuously recruiting new personnel and in retaining existing personnel. In general, we do not have long-term employment or non-competition agreements with our employees. The loss of one or more key employees or our inability to attract additional qualified employees or retain other employees could have a material adverse effect on the continued growth.

        25.     We are in an extremely competitive environment.

                The computer software industry is an intensely competitive industry with several large vendors that develop and market databases, application development tools, business applications and business intelligence products. Almost all of these vendors have significantly greater, financial and technical resources than us. The introduction of new competitive products into one or more of our various markets, the addition of new functionality into an existing competitive product or the acquisition by one of our competitors of a product could have a material adverse effect on our business, results of operations or financial position.

                The rapid change in the computer software industry, coupled with the lower barriers to entry, create a environment where new competition may be expected.

                New distribution methods (e.g. electronic channels) and opportunities presented by the Internet and electronic commerce have removed many of the barriers to entry historically faced by



                                      17.

small and start-up companies in the software industry. We expect to face increasing competition in the various markets in which it competes.

Employees

                We have five (5) full time and one (1) part-time employees. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

Competition

                The market for all Internet services and products is intensely competitive. Since there are no substantial barriers to entry, we expect competition in these markets to intensify. We believe that the principal competitive factors in these markets are name recognition, performance, ease of use and functionality. Our existing competitors, as well as a number of potential new competitors, may have longer operating histories in the Internet market, greater name recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources. Such competitors may be able to undertake more extensive marketing campaigns and make more attractive offers to potential employees. Further, there can be no assurance that our competitors will not develop services and products that are equal or superior to our or that achieve greater market acceptance than our offerings in the area of name recognition, performance, ease of use and functionality. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

Item 3.   Description of Property

                We presently occupy office space at 500 South Sepulveda Boulevard, Suite 311, Los Angeles, CA 90049. This space consists of 1118 square feet of office space, leased for a term which expires on April 14, 2002 at $2,674.26 per month. Management believes that this arrangement will meet our needs for the foreseeable future.



                                      18.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

                (a) Security Ownership of Certain Beneficial Owners.

                The following table sets forth the security and beneficial ownership for each class of equity securities and for any person who is known to be the beneficial owner of more than five (5%) percent.

                               Name and                      Amount and
                              Address of                     Nature of
                              Beneficial                     Beneficial           Percent
Title of Class                  Owner                          Owner              of Class
--------------                ----------                     -----------          --------
Common                Brandon Stauber                        1,930,000             28.0%
                      500 South Sepulveda Blvd.,
                      Suite 311
                      Los Angeles, CA 90049

Common                Ronald J. Stauber                        502,928              7.3%
                      1880 Century Park East
                      Suite 300
                      Los Angeles, CA 90067

Common                Philip Dascher                           705,000             10.2%
                      145 West 67th Street
                      Apartment 46C
                      New York, New York 10023

                The total of our outstanding Common Shares are held by 30 equity holders (including Cede & Co. - "street" held securities).

                (b) Security Ownership of Management.

                The following table sets forth the ownership for each class of equity securities owned beneficially and of record by all directors and officers.



                                      19.

                              Name and                        Amount and
                             Address of                       Nature of
                             Beneficial                       Beneficial         Percent
Title of Class                 Owner                            Owner            of Class
--------------               ----------                       -----------        --------
Common                Brandon Stauber                        1,930,000(1)          28%
                      500 South Sepulveda Blvd.,
                      Suite 311
                      Los Angeles, CA 90049

Common                Robert Thompson                            75,000(2)          1%
                      8882 Carson Street
                      Culver City, CA 90232

Common                Joseph Wallach                              30,000           --
                      602 N. Alta Drive
                      Beverly Hills, CA 90210

Common                Rohit K. Shukla                             10,000           --
                      746 West Adams Boulevard
                      Los Angeles, CA 90089

Common                All Officers and                         2,045,000           29%
                      Directors as a Group
                      (Four [4] individuals)

----------
      (1) Brandon Stauber has granted options to purchase his common stock as follows:

                                      Number of Shares           Price
                                      ----------------           -----
               Robert Thompson              25,000               $0.001
               Lisa DeRitis                 20,000               $0.001

        The above options expire on December 31, 2001.

        In consideration of the granting of the option, each of the optionees had agreed to remain in our employ for a period that expires no earlier than March 5, 2001 and that he or she will, during such employment, devote his or her full business time, energy, and skill to our services. Each is currently employed by us.

      (2) Robert Thompson has an option, as a founder, to acquire 12,500 shares at par value and an additional 12,500 shares on April 10, 2002, if he is still an employee at par value.

Item 5.    Directors, Executive Officers, Promoters and Control Persons.


                                      20.

                The directors and officers (and promoters, affiliates and control persons) are as follows:

               Name                         Age           Position
               ----                         ---           --------
               Brandon Stauber              31            President and Director

               Robert Thompson              29            Secretary and Director

               Joseph Wallach               77            Treasurer and Director

               Rohit K. Shukla              44            Director

                The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers will serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer or director.

                We have authorized seven (7) directors authorized by our By-laws and we currently have three (3) vacancies. We intend to fill all vacancies on the Board of Directors at our next annual meeting of the shareholders and each shall hold office until his or her successor is duly elected and qualified.

Resumes

                Brandon Stauber

                Brandon Stauber is the President and a Director. Mr. Stauber is the founder, president and CEO of iNetEvents, Inc., a Southern California Internet start-up company that develops a range of web-based software application designed specifically for the event producer who plans conferences, expositions, seminars and corporate meetings.

                Prior to founding iNetEvents, Mr. Stauber was the director of marketing for Galatia, Inc., a Silicon Valley Internet start-up that focused on the development of custom e-commerce applications. Mr. Stauber has also served as vice president of marketing of DirectNet (an Omnetrix Company), the third provider of commercial Internet services in Los Angeles. Before working at DirectNet, Mr. Stauber was the associate director for the Los Angeles Regional Technology Alliance, a not-for-profit organization that provided business and



                                      21.

entrepreneurial-consulting services to Los Angeles' high-tech and Internet community. Mr. Stauber completed his graduate studies at the University of Southern California, receiving his Master of Public Policy with an emphasis in economic decision making and international policy.

                Robert Thompson

                Robert Thompson is the Secretary and a Director. Mr. Thompson has spent the last five years as a computer-programming consultant. He specialized in the implementation of enterprise resource planning (ERP) software and EDI systems. Mr. Thompson brings a wide range of programming experience to iNetEvents including Java, C++, SQL and other database technologies. Mr. Thompson is a graduate of the University of North Texas.

                Joseph Wallach

                Joseph Wallach is the Chief Financial Officer and a Director. Mr. Wallach has spent most of his professional career in the telecommunications and broadcasting industry. Most recently, Mr. Wallach founded and managed Globosat, a 4- channel DBS television broadcast system in Brazil. Mr. Wallach is also credited with managing Telemundo, Inc., Globo Television Network and Time-Life Broadcast, Inc. Mr. Wallach received his masters of business administration from Boston University and his undergraduate degree from City College of New York.

                Rohit K. Shukla

                Rohit K. Shukla is a director. For the past five years, Mr. Shukla has served as the President and CEO of the Los Angeles Regional Technology Alliance (LARTA), a private not-for-profit organization that provides information, networking, and direct business assistance to the technology community in Southern California; and manages the California Technology Investment Partnership Program on behalf of the State of California. Mr. Shukla holds a Masters in Economics and Politics from Cambridge University, and a Masters in Communication from Loyola Marymount University, Los Angeles.

Conflicts of Interest

                Members of our management are associated with any other firms involved in a range of business activities.

                Our officers and directors may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by us. Accordingly, conflicts of interest may arise in the future with respect to such individuals acting on our behalf or other entities. We do have a policy of requiring a right of first



                                      22.

refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to our business operations.

                The officers and directors are, so long as they are officers or directors, subject to the restriction that all opportunities contemplated by our plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy with respect to such transactions.

Item 6.    Executive Compensation.

                The following table sets forth compensation paid or awarded to all officers and directors.

Name and
Principal Position                                Year              Salary
------------------                                ----            ----------
Brandon Stauber,                                  1999            $ 6,750.00
Director and President                            2000            $26,629.13
Robert Thompson,                                  1999            $32,961.49
Director and Secretary                            2000            $52,433.27
Joseph Wallach, Director and                      1999                     0
Chief Financial Officer                           2000                     0
Rohit F. Shukla, Director                         1999                     0
                                                  2000                     0

                During 1999 and through December 31, 2000, Mr. Stauber was also reimbursed approximately $13,185 for business expenses he incurred and was reimbursed approximately $4,710 for business expenses between January 1, 2000 and July 31, 2001.

                During the last three years, none of our previously serving officers and directors received any compensation for their services rendered. During the same period, we did not accrue compensation for any such persons pursuant to any agreement or otherwise.



                                      23.

Employment Agreements

                Except for Mr. Stauber, we have "at will" employment agreements with our officers, directors or employees. The agreements protect us against unfair competition and product ownership. We, Mr. Stauber, and each, have granted to certain of the employees an option to purchase our shares of stock in connection with the granting of the option, each of the optionees have agreed to remain in the employ of us for a period of at least one year from the date of the granting of the option. Each of the optionees have been employed by us for over one year subce the grant of the option.

                No retirement, pension, profit sharing or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

                At the time that iNetEvents, Inc., a Nevada corporation, and our wholly-owned subsidiary was organized, we adopted a special "founders" stock option plan. The plan was ratified by us after iNetEvents, Inc. became a wholly-owned subsidiary. The plan is administered by the Board of Directors and the options were granted at par value. No additional options will be issued under the special plan and the Company will, in the future, adopt an employee stock option plan. Options outstanding under the plan remain in effect pursuant to their terms and vest at the rate of one-half of the shares covered at certain anniversary dates. The options are as follows:

Name                  Number of Shares         Price             Expiration Date
----                  ----------------         -----            -----------------
Robert Thompson            12,500               .001            December 31, 2001

Robert Thompson            12,500               .001            April 10, 2002

Lisa De Ritis              12,500               .001            December 31, 2001

Lisa De Ritis              12,500               .001            June 1, 2002

Brad Holland               12,500               .001            March 27, 2002

Brad Holland               12,500               .001            March 27, 2003

David Rosales              12,500               .001            May 1, 2002

David Rosales              12,500               .001            May 1, 2003

                The options held by Robert Thompson which expire on December 31, 2001 and Lisa De Ritis which expires on December 31, 2001 are vested and can be currently exercised. All other options vest on the expiration date. We will facilitate the exercise of the options so that the optionees will receive the number of shares set forth after their name for which they are entitled.



                                      24.

Item 7.    Certain Relationships and Related Transactions.

                There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8.    Description of Securities.

                The following description is a summary and is qualified in its entirety by the provisions of our articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement which contains this prospectus.

Common Stock.

                We are authorized to issue 100,000,000 shares of common stock $.0005 par value and 10,000,000 shares of serial preferred stock at $.01 par value. As of July 31, 2001, there were 6,886,500 common shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

Voting Rights.

                Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Quasi-California Corporation.

                Section 2115 of the California General Corporation law provides that a corporation incorporated under the laws of a jurisdiction other than California, but which has more than one-half of its "outstanding voting securities" and which has a majority of its property, payroll and sales in California, based on the factors used in determining its income allocable to California on its franchise tax returns, may be required to provide cumulative voting until such time as the Company has its shares listed on certain national securities exchanges, or designated as a national market security on NASDAQ (subject to certain limitations). Accordingly, holders of the our common stock may be entitled to one vote for each share of common stock



                                      25.

held and may have cumulative voting rights in the election of directors. This means that holders are entitled to one vote for each share of common stock held, multiplied by the number of directors to be elected, and the holder may cast all such votes for a single director, or may distribute them among any number of all of the directors to be elected.

                Our existing directors who are also shareholders, acting in harmony, may be able to elect a majority of the members of our board of directors even if Section 2115 is applicable.

Dividend Policy.

                All shares of common stock are entitled to participate proportionally in dividends if our board of directors declares them out of the funds legally available and subordinate to the rights, if any, of the holders of outstanding shares of preferred stock. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Miscellaneous Rights and Provisions.

                Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.


                                     PART II

Item 1.    Market Price for Common Equity and Related Stockholder Matters.

                (a) Market Price.

                        Our common stock is currently quoted on the Pink Sheet System LLC under the symbol "IEVT." The following table sets forth, for the periods indicated, the high and low closing bid prices for our common stock as reported on said system (or as may have been previously reported on the Pink Sheet LLC System).



                                      26.

The bid prices reflect inter-dealer quotations, do no include retail mark-ups, mark-downs or commissions, and do no necessarily reflect actual transactions.

                 Date        Open         High Bid       Low Bid        Close
               --------      -----        --------       -------        -----
               06/30/00      1.000          1.750         0.765         1.500
               07/31/00      1.937          2.600         1.687         2.437
               08/31/00      2.350          2.687         1.700         2.687
               09/30/00      2.687          3.070         2.640         3.070
               10/31/00      3.220          3.200         3.160         3.170
               11/30/00      2.900          2.900         2.700         2.810
               12/29/00      1.450          1.480         1.370         1.450
               01/30/01      1.350          1.380         1.300         1.350
               02/02/01      1.350          1.350         1.220         1.280
               04/03/01      1.030          1.100         1.030         1.060
               04/30/01      1.010          1.010         0.970         1.010
               05/30/01      0.950          0.095         0.950         0.950
               06/29/01      0.850          0.850         0.850         0.850
               07/31/01      0.750          0.800         0.700         0.800

                On July 31, 2001, the high bid for the common stock $.80, and the low bid for the common stock was $.70.

                The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent



                                      27.

disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

                For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

                (b) Holders.

                There are thirty (30) holders of our common stock.

                (c) Dividends.

                All shares of common stock are entitled to participate proportionally in dividends if our board of directors declares them out of the funds legally available and subordinate to the rights, if any, of the holders of outstanding shares of preferred stock. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Item 2.    Legal Proceedings.

                There is no litigation pending or threatened by or against us.



                                      28.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

                On January 27, 2001, Barry L. Friedman, 1582 Tulita Drive, Las Vegas, Nevada 89127, the principal accountant which had previously been engaged to audit our financial statements, died. Good Swartz Brown & Berns LLP, 11755 Wilshire Boulevard, 17th Floor, Los Angeles, California 90025 has been engaged to audit registrant's financial statements for the fiscal year ended December 31, 1999 and December 31, 2000. We had no disagreements with any findings of Barry L. Friedman.

Item 4.    Recent Sales of Unregistered Securities.

                We had 3,000,000 shares outstanding from 1986 until July 27, 2000.

                On or about July 27, 2000, pursuant to the Plan and Agreement of Reorganization in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, the following individuals and/or entities became shareholders.

                                                 Number of
        Name of Shareholder                       Shares
        -------------------                      ---------
        Brandon Stauber                          2,110,000
        Ronald J. Stauber                          471,428
        Josef Glaser                               100,000
        Christina Investments, Inc.                214,285
        J. David Stewart                            21,430
        Charles Haas                                 5,000
        Jennifer Ikeda                              10,000
        Robert Thompson                             15,000
        L.E. International, Ltd.                   142,857
        Lucas Buck                                   5,000
        Stephen Pasco, Jr.                           5,000
        Joseph Devito                              100,000
        Serge Atlan                                100,000
        Phillip Dascher                            100,000
        Wolfgang Raugall                           100,000

               Total:                            3,500,000

                All of the shares of our common stock issued pursuant to the Plan and Agreement of Reorganization have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.



                                      29.

                As of July 30, 2000, we determined that we had erroneously requested that 100,000 shares of stock be issued pursuant to the Plan and Agreement of Reorganization to Wolfgang Raugall (said shareholder had never purchased, owned or had an interest in said stock) and said shares had been reissued to Deborah Stauber. Concurrently, we agreed to sell and issue for cash or in cancellation of indebtedness an additional 100,000 shares of stock to L.E. International Ltd. and we received the consideration for the shares on July 21, 2000 and September 1, 2000. Deborah Stauber is the sister of Brandon Stauber and L.E. International Ltd. was one of our existing shareholders. The shares of stock were issued in accordance with an exemption from registration afforded by
Section 4(2) of the Securities Act of 1933, as amended.

                Between September 1 and December 31, 2000, we sold and issued an additional 119,000 shares of stock for cash or cancellation of indebtedness, at $1.00 per share to existing shareholders L.E. International, Inc., Ronald J. Stauber and Philip Dascher. Each of the issued and outstanding shares of stock were issued in accordance with an exemption for registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

                Between January 1 and April 31, 2001, we issued 65,000 shares at par value to complete our commitment at founding to provide an equity interest in the Company to employees to Lucas Buck, Jennifer Ikeda and Robert Thompson. Lucas Buck and Jennifer Ikeda are no longer employees. Each of the issued and outstanding shares of stock were issued in accordance with an exemption for registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

                Between January 1 and April 31, 2001, we sold and issued an additional 102,500 shares of stock for cash or cancellation of indebtedness, at $1.00 per share to existing shareholders L.E. International, Inc. and Philip Dascher. Each of the issued and outstanding shares of stock were issued in accordance with an exemption for registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

                Brandon Stauber has sold or transferred 55,000 shares of common stock received by him pursuant to the Plan and Agreement of Reorganization to the following individuals in the following amounts:

                      Deborah Stauber                     10,000
                      Joseph Wallach                      30,000
                      Carol Sands                         25,000
                      Rohit K. Shukla                     10,000

                Except for the transfer by gift of 10,000 shares to Deborah Stauber, each of the transferees paid or agreed to pay



                                      30.

$.35 per share in connection with the transaction. Carol Sands was a former director of the Company.

                As of now, approximately 3,500,000 of 6,886,500 the issued and outstanding shares of our common stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

                On July 30, 2001, we issued an unregistered warrant to Convergent Technology Group, Inc. to acquire not to exceed 68,215 shares of our common stock at $0.65 per share. The common stock upon exercise of the warrant will be unregistered and the warrant expires on July 30, 2006. (See Item 2.
Plan of Operation.) The warrant was issued in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

                In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

        (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

        (2) When restricted securities are sold, generally there must be a one-year holding period.

        (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non- affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.


        (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

        (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

        (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.


Item 5.    Indemnification of Directors and Officers.



                                      31.

                Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Delaware Statutes, there shall be no personal liability of a director or officer, or our stockholders for damages for breach of fiduciary duty as a director or officer. We may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to our best interests and for acts for which the person had no reason to believe his or her conduct was unlawful. We may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

                Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.




                                      32.

                                    PART F/S

Financial Statements.

                The following financial statements for the year ended December 31, 1999, year ended December 31, 2000 and the unaudited financial statements for the period ended June 30, 2001 are filed as a part thereof.

                                    CONTENTS


                                                                          PAGE
                                                                          ----
INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS

      Consolidated balance sheets                                           2

      Consolidated statements of operations                                 3

      Consolidated statements of stockholders' equity                       4

      Consolidated statements of cash flows                                 5

      Notes to consolidated financial statements                         6-15



                                      33.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
iNetEvents, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheets of iNetEvents, Inc. as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000 and for the period from February 3, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the consolidated financial position of iNetEvents, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000 and for the period from February 3, 1999 (date of inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.


                                   Good Swartz Brown & Berns LLP


Los Angeles, California
June 30, 2001                                                                 1

INETEVENTS, INC.
CONSOLIDATED BALANCE SHEETS


                                                                                    June 30,     December 31,   December 31,
                                                                                      2001           2000           1999
                                                                                  -----------    ------------   ------------
                                                                                 (unaudited)
                                     ASSETS

CURRENT ASSETS
      Cash                                                                         $      40      $   4,089      $  12,506
      Accounts receivable                                                             38,313         12,543             --
      Deposits and other                                                               2,514          2,714          5,090
                                                                                   ---------      ---------      ---------
          TOTAL CURRENT ASSETS                                                        40,867         19,346         17,596
PROPERTY AND EQUIPMENT, net                                                           47,143         53,079         58,408
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, net                                          111,080         58,277         52,763
                                                                                   ---------      ---------      ---------
              TOTAL                                                                $ 199,090      $ 130,702      $ 128,767
                                                                                   =========      =========      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Bank overdraft                                                               $   7,376      $      --      $      --
      Accounts payable and accrued expenses                                           11,906         28,606          6,530
      Loans payable to stockholders                                                  135,000         65,000         35,000
                                                                                   ---------      ---------      ---------
          TOTAL CURRENT LIABILITIES                                                  154,282         93,606         41,530
STOCKHOLDERS' EQUITY
      Common stock, $0.0005 par value; authorized - 100,000,000 shares; issued and outstanding - 6,886,500 shares in 2001, 6,784,000 shares in 2000,
          and 2,825,715 shares in 1999                                                 3,443          3,392          1,413
      Additional paid-in capital                                                     693,389        590,940        276,354
      Accumulated deficit                                                           (652,024)      (557,236)      (190,530)
                                                                                   ---------      ---------      ---------
          TOTAL STOCKHOLDERS' EQUITY                                                  44,808         37,096         87,237
                                                                                   ---------      ---------      ---------
              TOTAL                                                                $ 199,090      $ 130,702      $ 128,767
                                                                                   =========      =========      =========


           See accompanying Notes to Consolidated Financial Statements

INETEVENTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                      Six months          Six months      For the year        For the period
                                                        ended               ended            ended          from February 3, 1999
                                                       June 30,            June 30,        December 31,     (date of inception) to
                                                        2001                2000              2000            December 31, 1999
                                                     -----------         -----------      -------------     ----------------------
                                                     (unaudited)         (unaudited)
REVENUE                                              $    81,730         $    32,201       $    86,927           $     1,000
                                                     -----------         -----------       -----------           -----------
OPERATING EXPENSE
      Selling, general and administrative expense        109,019             128,830           321,413               148,035
      Software development expense                            --               2,474             4,063                 1,966
      Depreciation expense                                 5,936               7,808            11,871                 9,406
      Amortization expense                                56,452              34,474           106,416                26,381
                                                     -----------         -----------       -----------           -----------
          TOTAL OPERATING EXPENSE                        171,407             173,586           443,763               185,788
                                                     -----------         -----------       -----------           -----------
                                                         (89,677)           (141,385)         (356,836)             (184,788)
OTHER EXPENSE                                             (5,111)             (1,685)           (9,870)               (5,742)
                                                     -----------         -----------       -----------           -----------
NET LOSS                                             $   (94,788)        $  (143,070)      $  (366,706)          $  (190,530)
                                                     -----------         -----------       -----------           -----------
WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                        6,821,354           6,142,368         6,223,300             5,512,868
                                                     ===========         ===========       ===========           ===========
BASIC AND DILUTED LOSS PER SHARE                     $     (0.01)        $     (0.02)      $     (0.06)          $     (0.03)
                                                     ===========         ===========       ===========           ===========


           See accompanying Notes to Consolidated Financial Statements

INETEVENTS, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                 Additional
                                                       Common Stock                Paid-in        Accumulated
                                                  Shares           Amount           Capital         Deficit           TOTAL
                                                ----------       ----------      -----------      -----------       ----------
Balance, February 3, 1999                               --       $       --       $       --       $       --       $       --
Common stock issued to founders                  2,035,000            1,018               --                             1,018
Sale of common stock                               785,715              393          274,607                           275,000
Common stock issued for services                     5,000                3            1,747                             1,750
Net loss                                                                                             (190,530)        (190,530)
                                                ----------       ----------       ----------       ----------       ----------
Balance, December 31, 1999                       2,825,715            1,413          276,354         (190,530)          87,237
Sale of common stock                               464,285              232          162,268                           162,500
Cancellation of common stock pursuant to
   Plan of Reorganization                       (3,290,000)          (1,645)           1,645                                --
Issuance of common stock to the
   subsidiary's shareholders pursuant to
   Plan of Reorganization                        3,500,000            1,750           (1,750)                               --
Stockholders' equity of the parent company       3,000,000            1,500              500           (2,000)              --
Elimination of the parent company accumulated
   deficit                                              --               --           (2,000)           2,000               --
Sale of common stock                               219,000              109          153,891                           154,000
Exercise of options                                 65,000               33               32                                65
Net loss                                                                                             (366,706)        (366,706)
                                                ----------       ----------       ----------       ----------       ----------
Balance, December 31, 2000                       6,784,000            3,392          590,940         (557,236)          37,096
Sale of common stock                               102,500               51          102,449                           102,500
Net loss                                                                                              (94,788)         (94,788)
                                                ----------       ----------       ----------       ----------       ----------
Balance, June 30, 2001 (unaudited)               6,886,500       $    3,443       $  693,389       $ (652,024)      $  (44,808)
                                                ==========       ==========       ==========       ==========       ==========


           See accompanying Notes to Consolidated Financial Statements

INETEVENTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                            Six months      Six months     For the year       For the period
                                                              ended           ended           ended         from February 3, 1999
                                                             June 30,        June 30,       December 31,    (date of inception) to
                                                               2001           2000             2000           December 31, 1999
                                                           -----------     -----------     -------------    ----------------------
                                                           (unaudited)     (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                   $ (94,788)     $(143,070)       $(366,706)           $(190,530)
  Adjustments to reconcile net loss to
      net cash used in operating activities:
        Depreciation                                             5,936          7,808           11,871                9,406
        Amortization                                            56,452         34,474          106,416               26,381
        Non-cash compensation expense                               --             --               --                1,750

  Changes in operating assets and liabilities:
        Accounts receivable                                    (25,770)       (10,944)         (12,543)                  --
        Deposit and other                                          200          3,000            2,376               (5,090)
        Accounts payable and accrued expenses                  (16,700)         4,259           22,076                6,530
                                                             ---------      ---------        ---------            ---------
             NET CASH USED IN OPERATING ACTIVITIES             (74,670)      (104,473)        (236,510)            (151,553)
                                                             ---------      ---------        ---------            ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capitalized software development costs                      (109,255)       (58,750)        (111,930)             (51,944)
  Purchase of property and equipment                                --         (1,280)          (6,542)             (67,814)
  Purchase of software                                              --             --               --              (27,200)
                                                             ---------      ---------        ---------            ---------
             NET CASH USED IN INVESTING ACTIVITIES            (109,255)       (60,030)        (118,472)            (146,958)
                                                             ---------      ---------        ---------            ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank overdraft                                                 7,376             --               --                   --
  Proceeds from loans payable                                   70,000         15,000           30,000               35,000
  Proceeds from issuance of common stock                       102,500        162,500          316,564              276,017
                                                             ---------      ---------        ---------            ---------
             NET CASH PROVIDED BY FINANCING ACTIVITIES         179,876        177,500          346,564              311,017
                                                             ---------      ---------        ---------            ---------
NET INCREASE (DECREASE) IN CASH                                 (4,049)        12,997           (8,417)              12,506
CASH, BEGINNING OF PERIOD                                        4,089         12,506           12,506                   --
                                                             ---------      ---------        ---------            ---------
CASH, END OF PERIOD                                          $      40      $  25,503        $   4,089            $  12,506
                                                             =========      =========        =========            =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid for interest                                     $     111      $     232        $     456            $     311
                                                             =========      =========        =========            =========
NON-CASH INVESTING AND FINANCING ACTIVITIES
  Common stock issued for services                           $      --      $      --        $      --            $   1,750
                                                             =========      =========        =========            =========


           See accompanying Notes to Consolidated Financial Statements

INETEVENTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED),
AND YEARS ENDED DECEMBER 31, 2000 AND 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

        Basis of presentation

                iNetEvents, Inc. (the "Company") (formerly Summit World Ventures, Inc.) was incorporated on December 18, 1986 under the laws of the State of Delaware. Prior to July 28, 2000, the Company was in the development stage and could be defined as a "shell" company, whose sole purpose was to locate and consummate a merger or acquisition with a private entity, and it did not have any operations. On July 28, 2000, the Company acquired iNetEvents, Inc., a Nevada corporation ("iNetEvents Nevada") and commenced operations. iNetEvents Nevada, was incorporated in Nevada on February 3, 1999. The terms of the merger called for the Company to issue 3,500,000 of its common stock in exchange for 100% of the common shares of iNetEvents Nevada. As part of the reorganization in the form of a reverse merger wherein iNetEvents Nevada, became the Company's wholly-owned subsidiary, the Company changed its name to iNetEvents, Inc., the Company's trading symbol was changed from SWVT to IEVT, and the management of iNetEvents Nevada became the management of the Company.

                The Company sold and issued 500,000 shares of its common stock at $.004 per share in 1986 and received the total amount of $2,000.00. In 1997, the Company had a 2-for-1 stock split and each outstanding share was split, reconstituted and converted into two shares. At that time, the total authorized stock was increased to 1,000,000 and the par value was changed to $.0005 per share. On March 20, 2000, the Company paid a two share for each one share outstanding with the distribution occurring on April 5, 2000. This resulted in the 3,000,000 shares outstanding prior to the reorganization with iNetEvents Nevada (3,500,000 shares were issued in exchange for the 3,290,000 shares of the Nevada corporation).

                For accounting purposes, the transaction has been treated as an acquisition of the Company by iNetEvents Nevada and as a recapitalization of iNetEvents Nevada. The historical financial statements prior to the reorganization became those of iNetEvents Nevada even though they are labeled as those of the Company. In the recapitalization, the historical shareholders' equity of iNetEvents Nevada prior to the merger is retroactively restated for the equivalent number of shares received in the merger with an offset to paid-in capital. Operations prior to the merger are those of iNetEvents Nevada. Basic loss per share prior to the merger are restated to reflect the number of equivalent shares received by the shareholders of iNetEvents Nevada.

INETEVENTS, INC.

SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED),
AND YEARS ENDED DECEMBER 31, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - CONTINUED

        Business activity

                The principal business of the Company is developing and selling Internet-based tradeshow and event management software to companies such as trade associations, membership-based associations, businesses involved with event management trade, and other businesses that require event management tools that provide the ability to implement and manage events via the Internet.

        Use of estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

        Cash equivalents

                The Company considers all highly liquid investments purchased with an original maturity of three months of less to be cash equivalents.

        Fair value of financial instruments

                The Company's financial instruments consist of accounts receivable and loans payable. The fair value of the Company's financial instruments approximates the carrying value of the instruments.

                Property and equipment are stated at cost. Depreciation is computed using the straight-line method of depreciation over estimated useful lives ranging from 3 to 7 years.

INETEVENTS, INC.

SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED),
AND YEARS ENDED DECEMBER 31, 2000 AND 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - CONTINUED

        Revenue recognition

                The Company recognizes revenue in accordance with Staff Accounting Bulleting No. 101, "Revenue Recognition in Financial Statements". The Company generates revenue on its online services, enabling technologies and software licensing. The Company provides two services with regard to its online services, event setup and registration transaction fees. The event setup fee includes and provides the ability of clients to build their event Web site on the Company system. Registration transactions are billed and collected at the completion of the event based upon the number of registration transactions for each event. The registration transaction fee provides for the hosting of the event Web site and server load associated with the use of the event Web site. The Company provides its Enabling Technologies by first licensing the use of its software, in a private branded format on our services for a one time license and setup fee. Monthly service is then provided on a continuing basis through a revenue sharing model whereas transaction fees are collected from the client in a tiered manner. The Company also charge a standard license fee for a boxed version of its software to be installed on the client's own server. Support fees would be billed on an annual basis.

        Income taxes

                The Company utilizes the asset and liabilities method for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Internal use software costs

                Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", provide guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. The capitalized software costs are amortized on the straight-line method over the estimated economic life of the product, two years.

INETEVENTS, INC.

SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED),
AND YEARS ENDED DECEMBER 31, 2000 AND 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY - CONTINUED

        Earnings (loss) per share

                A basic earnings per common share is computed by dividing income available to common shares by the weighted average number of common shares outstanding. A diluted earnings per common share includes the diluting effect of stock options and warrants using the treasury stock method. The Company had loss from continuing operations, and, as a result, basic and diluted loss per share is the same amount.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

        Significant operating losses

                The Company had a cumulative net loss of $557,236 for the period from February 3, 1999 (Date of Inception) to December 31, 2000 and a net loss of $94,788 for the six months period ended June 30, 2001. The Company anticipates that it will continue to experience losses as it continues working on its expansion.

        Significant capital requirements

                The Company's capital requirements have been and will continue to be significant. At December 31, 2000, the Company had cash and cash equivalents of $4,089 and a negative working capital of $74,260. Ad June 30, 2001 the Company had cash and cash equivalent of $40 and a negative working capital of $113,415. The Company will need additional financing, which the Company may raise through the private placement of its securities. There can be no assurance that additional financing will be available to the Company on acceptable terms, or at all.

        Going concern

                The Company's significant operating loss and significant capital requirements raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

INETEVENTS, INC.

SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED),
AND YEARS ENDED DECEMBER 31, 2000 AND 1999


2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES - CONTINUED

        Dependency on computer infrastructure

                Substantially all of the Company's communication hardware and certain computer hardware operations are located in the Company's leased facility in Los Angeles, California. The Company has entered into an agreement with Digital Island, Inc., a company which provides delivery, hosting, networking, and application services in the event the Company suffers any system failures at the leased facility in Los Angeles, California. There can be no assurance that a system failure at any location would not adversely affect the performance of the Company's services.

        Dependency on key management

                The Company's success is highly dependent upon the management talent and experience of Brandon Stauber, the President and CEO of the Company. The loss of Mr. Stauber could have a material adverse impact on the Company's business.

3. PROPERTY AND EQUIPMENT

        At June 30, 2001, December 31, 2000 and 1999, property and equipment consist of the following:


                                              June 30, 2001        December 31,       December 31,
                                                Unaudited)            2000              1999
                                              -------------        ------------       ------------
        Furniture                                $ 4,122             $ 4,122            $ 4,074
        Software                                  16,263              16,263             16,163
        Computers and equipment                   58,594              58,594             47,577
                                                 -------             -------            -------
                                                  78,979              78,979             67,814
        Less accumulated depreciation             31,836              25,900              9,406
                                                 -------             -------            -------
                                                 $47,193             $53,079            $58,408
                                                 =======             =======            =======

INETEVENTS, INC.

SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED),
AND YEARS ENDED DECEMBER 31, 2000 AND 1999


4. LOANS PAYABLE TO STOCKHOLDERS

        Loans payable to stockholders represents cash advances made by stockholders, bear interest at 10% and due on demand.

5. INCOME TAXES

        At December 31, 2000, deferred tax assets were composed primarily of the following:

        Net operating loss carryforwards            $ 187,000
        Less valuation allowance                     (187,000)
                                                    ---------
        Deferred tax assets, net                    $      --
                                                    =========

        At December 31, 2000, the Company has federal net operating loss carryforwards and carrybacks of approximately $550,000 that expire through 2020. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The amount that the Company can utilize from its federal and state net operating loss carryforwards will be subject to annual limitations due to change of ownership. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management believes that a valuation allowance equal to deferred tax assets is necessary at December 31, 2000.

INETEVENTS, INC.

SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED),
AND YEARS ENDED DECEMBER 31, 2000 AND 1999


6. STOCKHOLDERS' EQUITY

        Issuance of shares

                Prior to the reorganization, iNetEvents Nevada issued 2,035,000 shares of its restricted common stock to several employees as founder's shares. iNetEvents Nevada also issued 1,250,000 shares of its restricted common stock for cash to several investors and 5,000 shares to an individual for services. These shares were valued at $.35 per shares. In the reorganization those 3,290,000 shares were cancelled and 3,500,000 shares were issued.

                Subsequent to the reorganization, in September 1, 2000, the Company sold 100,000 shares to an investor for $35,000. Between September 1 and December 31, 2000, the Company sold and issued an additional 119,000 shares of stock for cash. Those shares were sold at $1.00 per share. In that period, the Company also issued an additional 65,000 founder's shares to several employees who exercised their options.

                Between January 1 and June 30, 2001, the Company sold and issued an additional 102,500 shares of stock for cash. Those shares were sold at $1.00 per share.

        Issuance of options

                In 1999 and 2000, the Company granted several employees options to purchase 65,000 shares and 100,000 shares, respectively. The exercise price of those options is $0.001. Those options were granted as part of the founders stock option plan. In 2000, 65,000 options were exercised and 50,000 shares were forfeited. As of December 31, 2000, 50,000 shares option were outstanding and 25,000 of it are vested and currently exercisable.

                Between January 1 and June 30, 2001, the Company granted two employees option to purchase 50,000 shares under the founders stock option plan.

INETEVENTS, INC.

SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED),
AND YEARS ENDED DECEMBER 31, 2000 AND 1999

6. STOCKHOLDERS' EQUITY - Continued

                The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock options. Accordingly, no compensation expense has been recognized for the options granted under the Founder Stock Option Plan. Should compensation cost is based upon the fair value at the grant date consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share would have been increased by approximately $17,500 or $0.003 per share for 2000. The fair value of the options granted during 2000 is estimated to be $0.35 on the date of grant with the following assumptions: dividend yield 0%, risk-free interest rate of 5.66%, and an expected life of 2 years.

7. COMMITMENTS AND CONTINGENCIES

        Operating leases

                The Company leases its offices with lease term expiring on April 14, 2002 at $2,674 per month. A future minimum lease payments as of December 31:

                2001       $32,088
                2002       $ 8,022
                           -------
                           $40,110
                           =======

                Rent expense charged to operations was $28,365 and $19,855 in 2000 and 1999, respectively.

                                    PART III

Item 1.  Exhibit Index
                                                       Sequential
No.                                                     Page No.
---                                                    ----------

        (3)     Articles of Incorporation and Bylaws

                3.1     Articles of Incorporation

                3.2     Bylaws

        (4)     Form of Common Stock Certificate

        (10)    Plan and Agreement of Reorganization
                by and between iNetEvents, Inc.
                and Summit World Ventures, Inc.

        (23)    Consents - Experts

                23.1    Consent of Good Swartz Brown & Berns LLP

                                   SIGNATURES

                In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2001                  INETEVENTS, INC.


                                       By: /s/ Brandon Stauber
                                           -------------------------------------
                                           Brandon Stauber
                                           President/Director

                        In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities on and on the dates indicated.


Date: August 28, 2001                  INETEVENTS, INC.


                                       By: /s/ Brandon Stauber
                                           -------------------------------------
                                           Brandon Stauber
                                           President/Director


Date: August 28, 2001                  By: /s/ Robert Thompson
                                           -------------------------------------
                                           Robert Thompson
                                           Secretary/Director


Date: August 28, 2001                  By: /s/ Joseph Wallach
                                           -------------------------------------
                                           Joseph Wallach
                                           Chief Financial Officer/ Director


Date: August 28, 2001                  By: /s/ Rohit K. Shukla
                                           -------------------------------------
                                           Rohit K. Shukla
                                           Director